Exhibit 99.1

NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES & AMEX: REE October 12,2010 Ref: 25-2010

Rare Element Reports Collection of Bulk Sample for Proposed Pilot Plant Test

Vancouver B.C. - Rare Element Resources Ltd. (TSX-V: RES and AMEX: REE) is pleased to announce the completion of a bulk sample collection program at the Company’s 100% owned Bear Lodge rare earth element (REE) and gold property, located in northeastern Wyoming. The objective of the program was the acquisition of about 8 tons or more of oxidized, REE-mineralized FMR vein material that will be used to feed a proposed pilot plant designed to test the commercial viability of the mineral process flowsheet developed for the REE by Mountain States Research and Development, International (MSRDI), the Company’s metallurgical testing consultants. A second purpose for the test is to produce a bulk mixed rare earth concentrate that can be used for marketing if the Company decides to sell concentrates initially, possibly as a first step toward eventual individual rare earth oxide separation and sale. Several laboratories with pilot plant capabilities are under consideration for the testing. The pilot plant test will be part of a preliminary feasibility study planned for completion in late 2011.

The term FMR refers to the major constituents of the highly oxidized and leached, former carbonatite dikes that occur in the depth range from the surface to 300-500 feet beneath the surface– F (FeOx)-M (MnOx)-R (REE minerals). The original carbonatite dikes contained high abundances of both REE and sulfides. Oxidation of the sulfides resulted in the leaching of nearly all matrix carbonates and formed residual FMR, which generally contains only bastnasite-group rare earth minerals as the residual carbonates. FMR mineralization is a loose and friable material with a clay-like consistency that disaggregates easily.

The bulk testing program consisted of a series of large-diameter PQ (diameter 85mm) and HQ (diameter 63.5) core holes that penetrated the oxide zone in the Bull Hill Southwest REE deposit. The holes were drilled from closely spaced sites in each of two areas (9-F and 9-A; Figure 1) where the FMR vein material occurs very close to the surface. Drilling was designed to collect samples that would be representative of material sent to the mill during the first five years of potential production. The deepest holes were drilled to a depth of approximately 190 feet (58 m). The areas sampled by these methods were located in the northwestern and southeastern parts of the deposit. Grades are likely to range between 2% and 15% REO, based on previous exploration holes from the same sites. Multiple holes were drilled from each site in fans at a common azimuth and different inclination angles designed to capture as much FMR as possible. A total of 40 holes were drilled, with an aggregate footage of 2117 feet (645 m) of REE-mineralized FMR material. Thirty of the drill holes are PQ-size holes for a total footage of 1753 feet (534 m) of FMR material, and ten of the holes are HQ-size, with a total footage of 364 feet (111 m) of FMR material. The aggregate weight of REE-mineralized material collected from the drilling program is about 14,000 pounds (6,364 kg).

The drill core will be augmented by bulk FMR sample material collected from a shallow trench excavated in a drill site in the northwestern part of the Bull Hill SW deposit, near site 9-F. There are approximately 3,500 pounds (1,591kg) of FMR material from the trench collected in several 55 gallon drums. The Company has stockpiled a total of approximately 8.8 tons (8.0 tonnes) of FMR material at its core storage facility in Sundance, Wyoming. This material will be retained there until the testing laboratory is selected and the pilot plant is built and ready for operation. The program has acquired sufficient FMR feed material required for the pilot plant study.

Rare Element Resources Ltd (TSX-V:RES) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com .

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person.  Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.  This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Figure 1    Location of Bulk Sample Sites 9-A and 9-F

and part of 2010 exploration drill-hole collar sites.

N
S
W
E
Whitetail Ridge
RES10-20RES10-21
Northwest Bull Hill
RES10-22
RES10-18RES10-19
RES10-15RES10-16
RES10-14RES10-17
RES10-11RES10-13
Bull Hill
RES10-25
RES10-24
RES09-21
RES10-23
RES10-06
RES10-07
RES10-04
RES10-05
RES10-03
RES10-02
RES10-01
Bear Lodge Project
Rare Element Resources
2010 Drill Program
RER 2010 Drill Holes with Assays
RER 2010 Drill Holes
RER 2009 Drill Holes
RER Pre-2009 Drill Holes
0
200 feet

Endnotes

Bulk Sample Site 9-A

Bulk Sample Site 9-F